UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐  Form N-CSR
For Period Ended:  March 31, 2006
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
NORTEL NETWORKS CORPORATION

Full Name of Registrant

Former Name if Applicable
8200 Dixie Road, Suite 100

Address of Principal Executive Office (Street and Number)
Brampton, Ontario, Canada L6T 5P6

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
On April 20, 2006, Nortel Networks Corporation (the “Company”) and its principal direct operating subsidiary, Nortel Networks Limited (“NNL”), provided a status update pursuant to the alternate information guidelines of the Ontario Securities Commission (the “Status Update”).
The Company is continuing work on the current restatement of its and NNL’s historical financial results as first announced on March 10, 2006. As set forth in the Status Update, the Company has determined, after consultation with the Staff of the United States Securities and Exchange Commission (the “SEC”), to include additional 2005 and comparative 2004 restated quarterly information in its and NNL’s 2005 Annual Reports on Form 10-K (the “2005 Form 10-Ks”). The additional quarterly information is more extensive than originally contemplated for inclusion in the 2005 Form 10-Ks when Nortel first announced the intention to restate on March 10, 2006, and necessitates additional work for preparation of the 2005 Form 10-Ks.
The Company continues to expect to file the 2005 Form 10-Ks and the corresponding filings under Canadian securities laws by April 30, 2006. But as a result of the incremental work to include the additional restated quarterly information in the 2005 Form 10-Ks, and the continuing work to finalize the restatement, the Company has concluded that it and NNL will need to delay the filing with the SEC of their Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006 (the “First Quarter 2006 Form 10-Qs”) and their corresponding Canadian filings under Canadian securities laws. The Company and NNL now expect to file the First Quarter 2006 Form 10-Qs and corresponding Canadian filings no later than the week of June 5, 2006.
The Company and NNL each furnished to the SEC the Status Update as Exhibit 99.1 to their Current Reports on Form 8-K dated April 21, 2006.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gordon A. Davies (Name)	(905) (Area Code)	863-1144 (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☑
Annual Report on Form 10-K for the year ended December 31, 2005
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the matters more fully discussed in Part III above, the Status Update and the Current Reports on Form 8-K of the Company dated March 10, 2006, March 23, 2006 and April 7, 2006, the Company is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations from the quarter ended March 31, 2005 to the quarter ended March 31, 2006 that may be reflected in the earnings statements to be included in the First Quarter 2006 Form 10-Q.

Nortel Networks Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 25, 2006	By:	/s/ Gordon A. Davies
Gordon A. Davies
General Counsel – Corporate and Corporate Secretary

	By:	/s/ Anna Ventresca
Anna Ventresca
Assistant Secretary